ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM
Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

June 19, 2019

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Pax World Funds Series Trust III (Registration Nos. 333-194601, 811-22935) (the “Registrant”)

Dear Ms. Browning,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided telephonically on June 18, 2019 in connection with the Registrant’s definitive proxy statement with respect to Pax Ellevate Global Women’s Leadership Fund (the “Fund”), filed on Schedule 14A with the Commission on June 17, 2019 (the “Definitive Proxy Statement”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	Comment. Please confirm supplementally that the “sale” has yet to occur. The Staff notes that the Definitive Proxy Statement makes reference to the “sale” and then separately to the “Transaction.” If the sale is the Transaction, please clarify. If the sale has occurred, please explain supplementally why the sale did not give rise to an assignment.

Response. The Registrant confirms that the sale has not yet occurred, and that, as stated in the Definitive Proxy Statement, it is expected to occur in the third quarter of 2019. The Registrant also confirms that the sale is the Transaction. The Registrant respectfully submits that the Definitive Proxy Statement uses “Transaction” as the defined term for the at-issue sale, both in the letter to shareholders and in the body of the proxy statement. The letter to shareholders provides as follows:

“The Transaction involves the sale by Ellevate Asset Management LLC, the principal of which is Sallie Krawcheck, of its 49% minority interest in PEM, which shares will be sold to Impax Asset Management LLC (“IAM”), the majority (51%) owner of PEM. The Transaction is expected to close in the third quarter of 2019” (emphasis added).

The Definitive Proxy Statement provides as follows:

“As announced on May 28, 2019, Ellevate Asset Management LLC (“Ellevate”), the principal of which is Sallie Krawcheck, is selling its 49% minority interest in PEM to Impax Asset Management LLC (“IAM”), which currently owns the remaining 51% of PEM (the ‘Transaction’)” (emphasis added).

Finally, because no sale has yet occurred, no assignment of the current investment advisory agreement has yet occurred.

2.	Comment. Please confirm supplementally that the consulting agreement does not constitute to a contract under Section 15 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response. The Registrant respectfully submits that the consulting agreement does not constitute a contract under Section 15 of the 1940 Act because it does not relate to the advisory services provided to the Fund.

3.	Comment. Please confirm supplementally that the new investment advisory agreement will not, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders. If the Transaction will result in a new fee or expense or increase of any existing fee or expense, please disclose pro forma fees in accordance with Item 22(a)(3)(iv) of Schedule 14A.

Response. The Registrant confirms that the new investment advisory agreement will not, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders. The Registrant notes that the Definitive Proxy Statement provides as follows: “The advisory fee rate and terms of the New Advisory Agreement are identical to those of the Current Advisory Agreement, except for the date of effectiveness” (emphasis included in original). Accordingly, the Registrant has not provided pro forma fees pursuant to Item 22(a)(3)(iv) of Schedule 14A.

4.	Comment. With respect to Item 22(c)(6) of Schedule 14A:

a.	Please state the approximate amount of Ms. Krawcheck’s interest in the Transaction.

Response. Instruction 4 to Item 22(c)(6) provides that “no information need be given in response to this paragraph (c)(6) of Item 22 with respect to any transaction that is not related to the business or operations of the Fund and to which neither the Fund nor any of its Parents or Subsidiaries is a party.” The Registrant believes that, because the Transaction relates only to the minority ownership interest in the Adviser, it is not related to the business or operations of the Fund. The Registrant notes that none of the Adviser’s employees, including those who provide services to the Fund, are expected to change as a result of the Transaction, and that Ms. Krawcheck is expected, under the consulting agreement discussed in the Definitive Proxy Statement, to provide the Adviser with the same strategic advice and counsel, marketing strategy and thought leadership in connection with the Fund and gender lens investing more generally. In addition, the Registrant notes that, as disclosed in the Definitive Proxy Statement, the Transaction will result in no changes to the investment process or operations of the Fund. Finally, the Registrant notes that neither the Fund nor any of its parents or subsidiaries is a party to the Transaction. Accordingly, the Registrant does not believe that disclosure in response to Item 22(c)(6) is required.

b.	Please review all of the other elements of such item and confirm supplementally that none of the elements are applicable to the consulting agreement.

Response. The Registrant so confirms.

5.	Comment. Please confirm supplementally whether or not the Board considered an interim investment advisory agreement. If so, please disclose the existence of such interim investment advisory agreement in the Definitive Proxy Statement.

Response. The Registrant confirms that the Board considered and approved an interim investment advisory agreement in order to protect the interests of shareholders in the unlikely event that the Adviser’s current investment advisory agreement were to terminate before shareholders have approved the new investment advisory agreement. We note that Schedule 14A does not require disclosure relating to the approval of an interim investment advisory agreement, and the Registrant does not believe that such disclosure would be material to a reasonable investor because the parties to the Transaction have stated their intention that the Transaction not close before shareholders of the Fund have approved a new investment advisory agreement, and it is therefore unlikely that the interim investment advisory agreement will come into effect.

6.	Comment. If shareholders approve the new investment advisory agreement and the Transaction closes after such approval, please explain supplementally why this scenario would not trigger an assignment.

Response. While the Registrant believes that the Transaction is likely to result in an assignment, because all of the Fund’s current portfolio managers and officers are expected to continue to serve in the same capacities following the closing of the Transaction, and the majority owner of the Adviser will continue to control the Adviser, the Registrant believes it is possible that the Transaction will not involve any change in actual control or management of the Adviser, and would therefore not constitute an assignment under Rule 2a-6 under the 1940 Act.

7.	Comment. Please describe supplementally what considerations, if any, the Board gave to the consulting agreement, including with respect to any compensation arrangement, For example, did the Board consider the services to be provided thereunder or whether or not the agreement constitutes a contract under Section 15 of the 1940 Act? Please also state supplementally who will be paying the fees under the consulting agreement.

Response. The Registrant respectfully submits that, as stated in the Board Considerations in Approving the New Advisory Agreement section of the Definitive Proxy Statement, the Board considered that, pursuant to the consulting agreement, “Sallie Krawcheck will continue to be involved with PEM and the Fund, providing strategic advice and counsel, marketing strategy, and thought leadership in connection with the Fund, and gender lens investing more generally.” The fee paid to Ms. Krawcheck under the consulting agreement would be paid by PEM and not by the Fund. The Registrant further notes that, as discussed in the response to Comment #2 above, the consulting agreement does not relate to investment advisory services, and therefore is not a contract under Section 15 of the 1940 Act.

8.	Comment. Please describe supplementally the Registrant’s Section 15(f) analysis and why the Adviser has not undertaken to comply with the requirements thereunder.

Response. Section 15(f) of the 1940 Act provides a non-exclusive “safe harbor” under which an investment adviser to a registered investment company or an affiliated person of such an investment adviser may receive any amount or benefit in connection with a sale of securities or any other interest in such adviser which results in an assignment of an investment advisory contract with such company if (i) for a period of three years following such assignment, a majority of the board of trustees of such company are not interested persons of the investment adviser of such company or the predecessor adviser of such company and (ii) no “unfair burden” is imposed on such company as a result of such assignment or any express or implied terms, conditions or understandings applicable thereto. While the Registrant expects that the conditions of Section 15(f) will be met, the Adviser has informed the Registrant that the agreement under which Ellevate Asset Management LLC will sell its 49% minority interest in PEM to Impax Asset Management LLC does not obligate it to make any efforts to comply with the requirements under Section 15(f) of the 1940.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith